2600 Citadel Plaza Drive Suite 125 Houston, Texas 77008 800.688.8865 713.866.6049 Main Fax www.weingarten.com

June 21, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weingarten Realty Investors
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
File No. 1-09876

Dear Mr. Gordon:

Weingarten Realty Investors (the “Company”, “we”, “us”, or “our”) is submitting this letter in response to the Staff’s comment letter, dated June 11, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Set forth below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments followed by the Company’s responses.

Item 2. Properties, page 13

General, page 25

1.	In future Exchange Act periodic reports, please disclose in your lease expiration table the percentage of annual rent represented by leases expiring in each year.

Response:

We will expand our Item 2 disclosure in future 10-K annual filings to include a column for the percentage of annual rent represented by leases expiring in each year within our lease expirations table.

Weingarten Realty is the trade name of Weingarten Realty Investors (the “trust”) which is an unincorporated trust organized under the Texas Real Estate Investment Trust Act. Neither the shareholders of the trust, nor its trust managers, officers, employees or other agents are personally, corporately or individually liable for any debt, act, omission or obligation of the trust, and all persons having claims of any kind against the trust must look solely to the property of the trust for the enforcement of their rights.

Land Held for Development, page 27

2.	In future Exchange Act periodic reports, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

Response:

As described within Item 2 of our 2011 Form 10-K, Land Held for Development represents unimproved land which is not currently under development. We have included disclosures which describe the number of parcels, location, size and relative condition of this land; however, we believe that it would be difficult to provide financial statement readers with a meaningful estimate of the amount of development that could be supported on our unimproved land given the significant number of potential factors and assumptions which could impact such an analysis. For example, future development plans may include assumptions regarding the sale of outparcels or pads to third parties and other tracts of undeveloped land may contain parcels that are not suitable for development such as drainage needs, easements or other rights of way. Each of these assumptions are subject to significant change depending upon the ultimate use of the site which is also subject to change depending upon market conditions, retailer demand, alternate sites available, etc. We believe any estimate we were to disclose would be inherently unreliable and subject to significant change.

New Development Properties, page 27

3.	In future Exchange Act periodic reports, for your properties under development, please disclose the anticipated completion date. For completed developments, please also disclose development costs per square foot, clarifying whether you have included leasing costs.

Response:

We will expand our Item 2 disclosure in future 10-K annual filings to disclose anticipated completion dates for properties under development in a tabular format as follows:

Year	Number of Projects Expected to be Completed	Square Feet (000’s)	Estimated Cost Per Square Foot
2013			$XX.XX
2014
2015
2016
2017
Thereafter

For completed developments, we will disclose an average of development costs per square foot in a statement similar to the following: “We completed X (number) of new development projects during the current year with an average development cost of $XX per square foot, including leasing fees.”

Item 7. Management’s Discussion and Analysis…, page 31

4.	In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please disclose period to period same store net operating income. Additionally, please disclose how you determine the properties that fall within the “same store” pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you included items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

Response:

We consider Same Property Net Operating Income (SPNOI) to be a key performance indicator of the Company’s financial performance as it provides investors with the actual recurring cash return on our properties by excluding certain non-cash revenues and expenses as well as other infrequent or one-time items (defined below). As such, we will expand our Management’s Discussion and Analysis (MD&A) disclosure in future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, to include SPNOI as calculated on a pro rata basis. However, we would like to take this opportunity to highlight that, although SPNOI is a metric commonly used in the real estate industry, it is not consistently defined and the calculation can vary significantly among our peers. Therefore, reported SPNOI results may not provide an adequate basis for comparison within the industry.

We believe the pro rata basis measurement is the most useful measurement as it provides financial statement users with the Company’s proportional share of SPNOI from all owned properties, including our share of SPNOI from unconsolidated joint ventures and excluding our partner’s share of SPNOI from consolidated entities, which cannot be readily determined under the GAAP presentation. We will include a reconciliation of SPNOI to Operating Income from our Consolidated Statements of Operations.

In addition to the definitions below, our future disclosures will include our explanation of why we feel the presentation of pro rata SPNOI provides useful information to investors, the number of properties designated as “same property” properties and the number of properties removed from or added to the same property designation from the prior year. Our disclosure would include the following:

Definition of Same Property designation: Information provided on a same property basis includes the results of properties that we owned and operated for the entirety of the most recent two year period, except for properties for which significant redevelopment or expansion occurred during either of the periods presented and properties classified as discontinued operations. While there is judgment surrounding changes in designations, we move new development and redevelopment properties once they have stabilized, which is typically upon attainment of 90% occupancy.

Definition of SPNOI: SPNOI excludes property management fees, certain non-cash revenues and expenses such as straight line rental revenue and the related reversal of such amounts upon early lease termination, depreciation, amortization and impairment losses and other infrequent or other one-time items such as lease cancellation revenue, environmental abatement costs and demolition expenses. Consistent with the capital treatment of such costs, tenant improvements, leasing commissions and other direct leasing costs (including the cost of successful marketing efforts) are excluded from SPNOI. All other direct operating property revenues and expenses, including ground rent and unsuccessful marketing costs, are included in SPNOI.

5.	In future Exchange Act periodic reports, please discuss whether occupancy or rents are driving increases or decreases in revenues.

Response:

Where determinable and material, we will expand our MD&A disclosure in future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, to include a more detailed discussion on the relative impact of changes in occupancy and rental rates on period to period comparisons in Results of Operations. A multitude of issues including changes in the gross leasable area and the length of down time between tenants in any given space can impact our ability to accurately determine the exact effect of each of these amounts, however we will be able to disclose whether they are driving increases or decreases.

Consistent with our response to Item 4 above, we believe the pro rata basis measurement of occupancy is the most useful measurement as it provides financial statement users with the Company’s proportional share of all owned properties, including our share of unconsolidated joint ventures. Further, based on our discussions, we understand that most, if not all, real estate industry analysts utilize pro rata information in their operational assessments and models.

6.	In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new leases and the volume of renewed leases, average rents or yields, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please also include a discussion of rents on renewed leases in relation to the prior rents on those leases. Please provide such disclosure on a square foot basis.

Response:

We will expand our MD&A disclosures in future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, to include a discussion of pro rata operating metrics for the entire portfolio including the volume of new leases, the volume of renewed leases, average rent and changes in rent for both new and renewed leases in relation to the prior rents on those spaces. We will also disclose the average cost of tenant improvements and leasing commissions cost on a per square foot basis for new retail leases. The Company generally does not offer rent abatements or concessions. If material, we will include appropriate disclosure regarding the impact of such amounts in future filings.

Consistent with our response to Item 4 above, we believe the pro rata basis measurement of these operational metrics is the most useful measurement as it provides financial statement users with the Company’s proportional share of all owned properties, including our share of unconsolidated joint ventures. Further, based on our discussions, we understand that most, if not all, real estate industry analysts utilize pro rata information in their operational assessments and models.

Capital Resources and Liquidity, page 37

7.	Please revise in future Exchange Act periodic reports to describe how cash flows from discontinued operations are reflected in the consolidated statements of cash flows, and, if material, quantify those cash flows if they are not separately identified in those statements. In addition, if material, describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the Company’s future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations.

Response:

We will expand our MD&A disclosure in future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, to describe how cash flows from discontinued operations are reflected in the Consolidated Statements of Cash Flows, and, if material, we will separately quantify those cash flows.

Further, where material, we will expand our disclosures in future filings to describe the expected absence of cash flows, or absence of negative cash flows, related to the discontinued operations to impact the Company’s future liquidity and capital resources, and discuss any significant past, present, or upcoming cash uses as a result of discontinuing the operations.

New Development and Capital Expenditures, page 39

8.	In future Exchange Act periodic reports, please expand your disclosure in MD&A to include additional analysis of your capital expenditures, breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flows from investing activities within the consolidated statements of cash flows.

Response:

In future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, we will expand the New Development and Capital Expenditures section of our MD&A to include a disclosure of capitalized expenditures between acquisitions, new development, redevelopment and other capital expenditures, in tabular format, for all periods presented. We will provide a narrative discussion of material fluctuations between the periods presented and material future planned expenditures, if any. We will also ensure our capital expenditure disclosures in MD&A reconcile to the capitalized expenditures included in cash flows from investing activities within the statement of cash flows.

Contractual Obligations, page 40

9.	In future Exchange Act periodic reports, please revise the contractual obligations table or footnotes to the table to provide information necessary for an understanding of the timing and amount of expected payments under your retirement plan and nonqualified supplemental retirement plans. For example, please disclose whether the table includes the estimated contribution/payment for the next fiscal year, the future minimum statutory funding requirements over a number of years, or all expected required and voluntary contributions/payments. Where material, please disclose the factors that could affect the estimates of the future payments.

Response:

Footnote 19 to the consolidated financial statements within our 2011 Form 10-K provides information regarding the timing and amount of expected payments under our retirement plan and nonqualified supplemental retirement plans. In future filings, beginning with the Company’s Form 10-Q report for the quarter ended June 30, 2012, we will clarify our disclosure within the Contractual Obligations section of MD&A to indicate that the table includes the estimated contribution/payment for the next fiscal year. Where material, we will disclose the factors that could affect the estimates of future payments.

Off Balance Sheet Arrangements, page 41

10.	We note that you have a 51% ownership in an unconsolidated real estate limited partnership with a foreign institutional investor. Please tell us how you determined that this partnership should not be consolidated.

Response:

This entity is owned 51% by the Company and 49% by an independent foreign institutional investor and is organized as a limited partnership. Pursuant to ASC 810, the joint venture does not qualify as a variable interest entity because there is sufficient equity at risk, both parties have the right or obligation to receive and absorb gains or losses of the venture, both parties are the only parties with the right to make decisions regarding the joint venture and although the distribution of economic benefits is disproportionate to equity ownership/voting rights (as further described below), substantially all of the entity’s activities do not involve nor are conducted on behalf of the party with disproportionately few voting rights. Although the Company owns a 51% ownership and we serve as the General Partner for this joint venture entity, we do not hold a voting interest on the Advisory Committee which governs the venture under the terms of the operating agreement. Major decisions regarding day to day operations and the significant operating activities of the entity require majority approval of the Advisory Committee. Currently, the 49% limited venture partner is the only member of the Advisory Committee and will continue to be the sole member of the Advisory Committee until other limited partners are admitted to the partnership. Further, until newly admitted limited partners have an aggregate ownership percentage greater than that of the 49% venture partner, they are entitled to at least 2/3 of the total voting interest on the Advisory Committee. Based on these facts and circumstances and in light of ASC 810-20-25-11, the 49% limited partner is deemed to have substantive participating rights and the presumption of control by the general partner has been overcome. Accordingly, the Company accounts for its investment in the limited partnership using the equity method of accounting.

Consolidated Statements of Cash Flows, page 47

11.	It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the consolidated statements of cash flows. In future Exchange Act periodic reports, please present these as separate line items within investing activities due to their significance. For the year ended December 31, 2011, please tell us the amount that was related to acquisition of properties and the amount that was related to capital expenditures.

Response:

Beginning with our March 31, 2012 10-Q filing, we have revised our statements to present “Acquisitions of real estate and land” and “Development and capital improvements” on separate line items within the investing section of the Consolidated Statements of Cash Flows. For the year ended December 31, 2011 (in thousands), the amount related to acquisition of real estate and land was $49,880 and the amount related to development and capital improvements was $94,108. In future periods, we will reclassify all previous periods to conform to the current presentation.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 713 866-6054.

Sincerely,

/s/ Stephen C. Richter
Stephen C. Richter
Executive Vice President
and Chief Financial Officer